UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MAGYAR TELEKOM PLC.
(Name of Subject Company (Translated into English))

Series D of Tender Investors, LLC,
which is managed by
Tender Investors Manager LLC,
whose sole member is
Apex Real Estate Advisors, LLC
(Name of Filing Persons - Offerors)

ADRs (COMPRISING FIVE ORDINARY SERIES A SHARES PER ADR)
NOMINAL VALUE PER ADR HUF 500
(PER ORDINARY SERIES A SHARE HUF 100)
(Title of Class of Securities)

559776109
(CUSIP Number of Class of Securities)

Brent Donaldson
Series D of Tender Investors, LLC,
a Delaware series limited liability company
c/o Tender Investors Manager, LLC
6114 La Salle Ave., #345
Oakland, CA 94611
Tel: 510.619.3636 / Fax: 925.403.7967
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee Transaction Valuation* $3,948,750	Amount of Filing Fee $790

*For purposes of calculating the filing fee only.  Assumes the purchase of 325,000 ADRs at a purchase price equal to $12.15 per ADR in cash.

☐      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration:

Number:

Filing Party:

Date Filed:

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

TENDER OFFER

This Tender Offer statement on Schedule TO relates to the offer (the “Offer”) commenced on October 14, 2010 (the “Offer Date”) to purchase up to 325,000 ADRs (the “ADRs”) of Magyar Telekom PLC. (the “Company”), the subject company, at a purchase price equal to $12.15 per ADR, in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 2010 (the “Offer to Purchase”), in the related Assignment Form/Letter of Transmittal, and in the Letter to Shareholders, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(3) respectively.  The Offer, withdrawal rights, and proration period will expire at 11:59 P.M., Eastern Time, on December 6, 2010 (the “Expiration Date”) unless the Offer is extended.  Shareholders who tender their ADRs will not be obligated to pay any Company transfer fees, or any other fees, expenses or commissions in connection with the tender of ADRs, unless such a fee or commission is charged by the tendering shareholder’s broker, dealer, commercial bank, trust company or other nominee.  The Purchaser will pay all such costs and all charges and expenses of Tender Manager Depositary, LLC (the “Depositary”), as depositary in connection with the Offer.

Tender of ADRs will include the tender of any and all securities into which the ADRs may be converted, including, but not limited to, common shares, and any securities distributed with respect to the ADRs from and after October 14, 2010.  Tendering shareholders will retain the right to any dividends that are accrued and unpaid through the date the transfer of the ADRs purchased pursuant to the Offer is registered in the stock transfer books of the Company (the “Record Transfer Date”) and any such dividends will be paid by the Company directly to the tendering shareholders.  Any dividends declared after the Record Transfer Date, pursuant to the terms of the Offer and as set forth in the Assignment Form/Letter of Transmittal, are assigned by tendering shareholders to the Purchaser.  The Purchaser is entitled to all proceeds that are paid on or after the Record Transfer Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering shareholders with respect to the transferred ADRs, regardless of when the claims asserted and such action accrued.  If at least ten business days do not remain in the offer at the time such a distribution is announced, then the Offer will be extended for ten business days after such distribution is announced.

The manager of the Purchaser is Tender Investors Manager, LLC, a Delaware limited liability company (the “Manager”).  The sole member of the Manager is Apex Real Estate Advisors, LLC, a Delaware limited liability company (“Apex”).  The Manager and Apex can each be deemed, along with the Purchaser, to be bidders and, as such, this Schedule TO is being filed on behalf of all of them.  None of the Purchaser, the Manager or Apex or their affiliates have previously conducted a tender offer for the Company’s ADRs.

The Company had  6,316,372 ADRs outstanding as of April 30, 2010, according to the Company’s website on September 28, 2010.  Each ADR represents 5 ordinary shares (“Shares”) of the Company, of which there were 1,042,742,543 outstanding at that date. The Company’s stock is traded in Hungary on the Budapest Stock Exchange.   None of the Purchaser, the Manager, Apex or their affiliates own any ADRs.  The 325,000 ADRs subject to the Offer constitute approximately 5.1% of the outstanding ADRs and 0.16% of the total Shares of the Company. Consummation of the Offer, if all ADRs sought are tendered, would require payment by the Purchaser of approximately $3,948,750 in aggregate purchase price. The Purchaser intends to fund the purchase price through contributions made by its members, as described in detail in Section 12 --- Source of Funds of the Offer to Purchase dated October 14, 2010 and incorporated herein by reference.

The address of the Company’s principal executive offices is Budapest, 1013, Krisztina krt. 55, Hungary, and its phone number is +36-1-457-6036.

Items 1 through 11

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement, except as set forth above or below.

Item 12.  Exhibits

(a)(1)         Offer to Purchase dated October 14, 2010

(a)(2)         Assignment Form/Letter of Transmittal

(a)(3)         Form of Letter to Shareholders dated October 14, 2010

(a)(4)         Form of Advertisement in Investor’s Business Daily

(a)(5)         Form of Press Release dated October 14, 2010

(b)-(h)        Not applicable

Item 13.  Information Required by Schedule 13E-3

Not applicable

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2010

SERIES D OF TENDER INVESTORS, LLC,
A DELAWARE SERIES LIMITED LIABILITY COMPANY

By:     Tender Investors Manager, LLC
Its:     Manager

By:     Apex Real Estate Advisors, LLC
Its:     Manager

By:     /s/ Brent R. Donaldson
Its:     Managing Principal

TENDER INVESTORS MANAGER, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: Apex Real Estate Advisors, LLC Its: Manager By: /s/ Brent R. Donaldson Its: Managing Principal
APEX REAL ESTATE ADVISORS, LLC, A DELAWARE LIMITED LIABILITY COMPANY By: /s/ Brent R. Donaldson Its: Managing Principal

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Purchase dated October 14, 2010
(a)(2)	Assignment Form/Letter of Transmittal
(a)(3)	Form of Letter to Shareholders dated October 14, 2010
(a)(4)	Form of Advertisement in Investor’s Business Daily
(a)(5)	Form of Press Release dated October 14, 2010